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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                   SCHEDULE TO
                                (Amendment No. 2)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                            -------------------------
                              Triton Energy Limited
                            (Name of Subject Company)
                            -------------------------
                            Amerada Hess Corporation
                          Amerada Hess (Cayman) Limited
                            (Names of Filing Persons)

                   Ordinary Shares, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                           G90751101: Ordinary Shares
                           ---------------------------
                      (CUSIP Number of Class of Securities)
                            -------------------------
                           J. Barclay Collins II, Esq.
                  Executive Vice President and General Counsel
                            Amerada Hess Corporation
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 997-8500
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            -------------------------
                                   Copies to:
                            Timothy B. Goodell, Esq.
                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


CALCULATION OF FILING FEE

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 Transaction Valuation*                                  Amount of Filing Fee
--------------------------------------------------------------------------------
   $ 2,891,688,585                                            $ 578,337.78
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*    Based on the product of (i) $45.00 per ordinary share and (ii)  64,259,753, the estimated maximum number of Triton Energy Limited ordinary shares to be received by the Offeror in the Offer.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $578,337.78
    Form or Registration No:  005-49539
    Filing Parties: Amerada Hess Corporation and Amerada Hess (Cayman) Limited Date Filed: July 17, 2001

/_/ Check   the   box   if   the   filing   relates   solely   to   preliminary
    communications  made  before  the  commencement  of a tender  offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/ third-party  tender offer  subject to Rule 14d-1.
/ / issuer tender offer subject  to  Rule  13e-4.
/ / going-private  transaction  subject  to  Rule  13e-3.
/X/ amendment  to Schedule  13D under Rule  13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/
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

     This Amendment No. 2 to Tender Offer Statement on Schedule TO ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2001 ("Schedule TO"), as amended by Amendment No. 1 filed July 30, 2001, by Amerada Hess (Cayman) Limited ("Purchaser"), a company limited by shares organized under the laws of the Cayman Islands and a wholly-owned subsidiary of Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, relating to the offer to purchase all unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share, of Triton Energy Limited ("Triton") and any further ordinary shares which are unconditionally allotted or issued and fully paid before the date and time on which the Offer (as defined below) expires (including the associated Series A junior participating preferred share purchase rights issued pursuant to the Rights Agreement, dated as of March 25, 1996, by and between Triton and Mellon Investor Services LLC, as amended)(the "Ordinary Shares"), at a price of U.S. $45.00 per Ordinary Share, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 is being filed on behalf of Purchaser and Amerada Hess.

Item 7.  Source and Amount of Funds or Other Consideration

     The following text is added after the fourth paragraph of Section 9--"Source and Amount of Funds" on page 28 of the Offer to Purchase:

     "On July 30, 2001, Amerada Hess entered into a definitive Credit Agreement with Citibank relating to the Revolving Facility (the "Citibank Credit Agreement"). Pursuant to the Citibank Credit Agreement, borrowings under the Revolving Facility will bear interest at a rate per annum equal to (at Amerada Hess' election) (i) the administrative agent's base rate or (ii) the London Interbank Offered Rate (LIBOR) plus a margin of 42.5 to 115.0 basis points on Eurodollar borrowings. There is also a facility fee on the Revolving Facility at a rate of 7.5 to 35.0 basis points per annum and a utilization fee of 5.0 to 25.0 basis points on the facility to the extent more than one-third utilized. The margins and such fees will be based on Amerada Hess' public debt ratings (rather than Amerada Hess' long-term senior unsecured non-credit-enhanced debt ratings as contemplated in the commitment letter). Borrowings under the Revolving Facility may be made on the first date that certain conditions precedent have been satisfied, including that the Purchaser shall have accepted for payment at least a majority of the outstanding Ordinary Shares on a fully diluted basis. Amerada Hess has agreed to pay certain expenses of, and provide customary indemnities for, Citibank. The Citibank Credit Agreement incorporates by reference all of the terms and conditions of Credit Facility A (as defined below) (including conditions, representations and warranties, covenants and events of default) not otherwise addressed in the Citibank Credit Agreement. The foregoing summary of the Revolving Facility and the Citibank Credit Agreement is qualified in its entirety by reference to the text of the Citibank Credit Agreement, a copy of which has been filed as an exhibit to the Schedule TO relating to the Offer which the Purchaser has filed with the Commission. The Citibank Credit Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in
     Section 7--"Certain Information Concerning the Company.""

Item 11.  Additional Information

     Section 15--"Certain Legal Matters; Regulatory Approval" on pages 57-59 of the Offer to Purchase is hereby amended and supplemented to include the following text after the third paragraph under the subsection "Regulatory Approvals" on page 59 of the Offer to Purchase:

     "On July 27, 2001, the Purchaser received notice from the FTC of the early termination of the waiting period under the HSR Act, relating to the proposed acquisition of the Company."

Item 12.  Exhibits.

Exhibit No.       Description

Exhibit (a)(1)    Offer to Purchase.(1)

Exhibit (a)(2)    Letter of Transmittal.(1)

Exhibit (a)(3)    Notice of Guaranteed Delivery.(1)

Exhibit (a)(4)    Guidelines for Substitute Form W-9.(1)

Exhibit (a)(5)    Form  of  letter  to brokers, dealers, commercial banks, trust companies and other nominees.(1)

Exhibit (a)(6)    Form of letter to  be used  by  brokers,  dealers, commercial
                  banks,   trust  companies  and   other   nominees   to  their
                  clients.(1)

Exhibit (a)(7)    Press  Release  issued  by  the  Purchaser dated July 10, 2001 announcing the tender offer.(2)

Exhibit (a)(8)    Summary  newspaper  advertisement,  dated  July 17, 2001, pub-
                  lished in The Wall Street Journal.(1)

Exhibit (b)(1)    Third  Amended  and  Restated  Credit  Agreement  dated  as of
                  January 23, 2001 among Amerada Hess Corporation, the lenders party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility A").(3)


-----------------------------

(1)  Previously  filed.

(2) Incorporated by reference to Exhibit 99.1 to the Form 8-K/A filed on July 10, 2001 by Amerada Hess Corporation.

(3) Incorporated by reference to Exhibit 4(4) to the Form 10-K filed by Amerada Hess Corporation on March 28, 2001, Commission File No. 333-50358.

Exhibit (b)(2)    Third  Amended  and  Restated  Credit  Agreement  dated  as of
                  January 23, 2001 among Amerada Hess  Corporation,  the Lenders
                  Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility B").(4)

Exhibit (b)(3)    Credit  Agreement  dated as of July 30, 2001  between  Amerada
                  Hess Corporation and Citibank, N.A. (5)

Exhibit (d)(1)    Acquisition  Agreement  dated as of July 9, 2001 among Amerada
                  Hess  Corporation,  Amerada Hess  (Cayman)  Limited and Triton
                  Energy Limited.(1)

Exhibit (d)(2)    Principal  Shareholders  Agreement  dated  as of July 9,  2001 among Amerada Hess Corporation, Amerada Hess (Cayman) Limited,
                  Triton  Energy  Limited,   HM4  Triton,  L.P.  and  the  other
                  shareholders of Triton Energy Limited listed on Annex A thereto.(1)

Exhibit (d)(3)    Confidentiality  Agreement  dated as of June 4,  2001  between
                  Amerada Hess Corporation and Triton Energy Limited.(1)


----------------------------

(4) Incorporated by reference to Exhibit 4(5) to the Form 10-K filed by Amerada Hess Corporation on March 28, 2001, Commission File No. 333-50358.

(5)  Filed herewith.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2001
                                    AMERADA HESS CORPORATION


                                     By: /s/ J. Barclay Collins II
                                        ----------------------------------------
                                        Name:  J. Barclay Collins II
                                        Title: Executive Vice President and
                                                 General Counsel

                                    AMERADA HESS (CAYMAN) LIMITED


                                     By: /s/ J. Barclay Collins II
                                        ---------------------------------------
                                        Name:  J. Barclay Collins II
                                        Title: Executive Vice President and
                                                 General Counsel

Exhibit No.       Description

Exhibit (a)(1)    Offer to Purchase.(1)

Exhibit (a)(2)    Letter of Transmittal.(1)

Exhibit (a)(3)    Notice of Guaranteed Delivery.(1)

Exhibit (a)(4)    Guidelines for Substitute Form W-9.(1)

Exhibit(a)(5)     Form of letter to brokers,  dealers,  commercial banks,  trust companies and other nominees.(1)

Exhibit (a)(6)    Form of  letter  to be used by  brokers,  dealers,  commercial banks, trust companies and other nominees to their clients.(1)

Exhibit (a)(7)    Press  Release  issued by the  Purchaser  dated July 10,  2001 announcing the tender offer.(2)

Exhibit (a)(8)    Summary   newspaper   advertisement,   dated  July  17,  2001,
                  published in The Wall Street Journal.(1)

Exhibit (b)(1)    Third  Amended  and  Restated  Credit  Agreement  dated  as of
                  January 23, 2001 among Amerada Hess Corporation, the lenders party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility A").(3)

Exhibit (b)(2)    Third  Amended  and  Restated  Credit  Agreement  dated  as of
                  January 23, 2001 among Amerada Hess  Corporation,  the Lenders
                  Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent ("Facility B").(4)


------------------------

(1)  Previously filed.

(2) Incorporated by reference to Exhibit 99.1 to the Form 8-K/A filed on July 10, 2001 by Amerada Hess Corporation.

(3) Incorporated by reference to Exhibit 4(4) to the Form 10-K filed by Amerada Hess Corporation on March 28, 2001, Commission File No. 333-50358.

(4) Incorporated by reference to Exhibit 4(5) to the Form 10-K filed by Amerada Hess Corporation on March 28, 2001, Commission File No. 333-50358.

Exhibit (b)(3)    Credit  Agreement  dated as of July 30, 2001  between  Amerada
                  Hess Corporation and Citibank, N.A.(6)

Exhibit (d)(1)    Acquisition  Agreement  dated as of July 9, 2001 among Amerada
                  Hess  Corporation,  Amerada Hess  (Cayman)  Limited and Triton
                  Energy Limited.(1)

Exhibit  (d)(2)   Principal  Shareholders  Agreement  dated  as of July 9,  2001 among Amerada Hess Corporation, Amerada Hess (Cayman) Limited,
                  Triton  Energy  Limited,   HM4  Triton,  L.P.  and  the  other
                  shareholders of Triton Energy Limited listed on Annex A thereto.(1)

Exhibit (d)(3)    Confidentiality  Agreement  dated as of June 4,  2001  between
                  Amerada Hess Corporation and Triton Energy Limited.(1)

-------------------------

(6)  Filed herewith.